Exhibit 99.1

BUENAVENTURA ANNOUNCES THE RESOLUTIONS OF ANNUAL SHAREHOLDERS’ MEETING

Lima, Peru, March 30, 2015 - Compañía de Minas Buenaventura S.A.A. (“Buenaventura”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly traded, precious metals mining company announced the resolutions of the Company’s Annual General Shareholders’ Meeting held March 27, 2015. The following resolutions were passed:

1. Approval of the 2014 Annual Report

2. Approval of the Financial Statements as of December 31, 2014.

3. Appointment of Ernst and Young (Paredes, Zaldivar, Burga y Asociados) as External Auditors for fiscal year 2015.

4. Approval of a financing operation up to US$ 500 million, including but not limited to the placement and issuance of obligations; and, in the case of the issuance of obligations, the delegation of power to the Board for the approval of all of the agreements deemed necessary or convenient to determine or approve each and every one of the terms, characteristics and conditions of the Company’s financing activities.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines, as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Breapampa*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache) and is developing the Tambomayo and San Gabriel Projects.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2013 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.